Hennessy Advisors, Inc.

7250 Redwood Blvd.

Suite 200

Novato, California 94945

December 29, 2020

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Hennessy Advisors, Inc. Registration Statement on Form S-3 Filed December 8, 2020, as amended on December 22, 2020 File No. 333-251201

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Hennessy Advisors, Inc., hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 10:00 a.m., Eastern Time, on January 7, 2021, or as soon as practicable thereafter. For purposes of Rules 460 and 461, there is no underwriter.

* * *

Very truly yours,

HENNESSY ADVISORS, INC.

By:	/s/ Jennifer Cheskiewicz
Jennifer Cheskiewicz
General Counsel